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                                                      Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-42805


                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
                          3600 WEST SEGERSTROM AVENUE
                          SANTA ANA, CALIFORNIA 92704

                             PROSPECTUS SUPPLEMENT
                                 MARCH 24, 1998

     Wahlco Environmental Systems, Inc. (the 'Company') hereby supplements its Prospectus/Proxy Statement dated February 4, 1998 (the 'February Prospectus') as set forth below. Initially capitalized terms used herein, unless they are separately defined herein, shall have the meanings assigned to such terms in the February Prospectus.

                                EXPIRATION DATE

     On March 17, 1998, the Company's Board of Directors approved a thirty-day extension of the Expiration Date for the Rights Offering. The original Expiration Date was 5:00 p.m. New York City time on April 6, 1998; the new Expiration Date is 5:00 p.m. New York City time on May 6, 1998.

                               TRADING OF RIGHTS

     After the mailing of the February Prospectus to Stockholders, the New York Stock Exchange, Inc. (the 'NYSE') determined not to admit the Rights for trading. However, the Rights may trade in the over-the-counter market under the symbol WAL ZR. Beginning on Thursday, March 19, 1998, purchasers of the Company's Common Stock in transactions executed on the NYSE did not receive the Rights along with the Common Stock. Common Stock transactions of the NYSE from March 3, 1998 through March 18, 1998 consisted of Common Stock and Rights, in a ratio of 8 Rights for each Share of Common Stock.

     Stockholders who wish to sell their Rights or any party who wishes to purchase Rights may so advise their broker or ChaseMellon Shareholder Services ('CMSS'), which is acting as the information and subscription agent for the Rights Offering. CMSS will post sell orders for the Rights daily at 1:00 p.m. EST. Any such sell orders will be executed through licensed broker-dealers if there are buyers for such Rights.

                              REVERSE STOCK SPLIT

     On March 20, 1998, the NYSE authorized for listing the shares of Common Stock to be issued in the Company's proposed one-for-ten Reverse Stock Split. The effective date of the Reverse Stock Split is anticipated to be May 13, 1998. The approval of the Reverse Stock Split by the NYSE satisfies a material condition to the Company's Plan of Financial Restructuring.

     In the Rights Offering, the Company distributed to each stockholder of record on March 3, 1998, eight Rights for each share of Common Stock held. Each Right entitles the holder to subscribe for and purchase one share of the

Company's Common Stock at a subscription price of ten cents ($0.10) per share. The Rights are freely transferable.

     The Rights Offering is described fully in the February Prospectus, which was mailed to the Company's stockholders on March 6, 1998. To obtain a copy of the February Prospectus or for further information, please contact Anne Anderson at Wahlco Environmental Systems, Inc., (714) 979-7300, or ChaseMellon Shareholder Services, (800) 549-9249.